

Mail Stop 4631

October 19, 2016

Via E-mail
Mr. Michael Taff
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
Prinses Beatrixlaan 35
2595 AK The Hague
The Netherlands

> **Re: Chicago Bridge & Iron Company N.V.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the Period Ended June 30, 2016**
> **Filed July 27, 2016**
> **File No. 1-12815**

Dear Mr. Taff:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Critical Accounting Estimates, page 40

1. Please provide us with a description of the Retained Power Operations, including information about the key contracts and scope of operations. Describe the significant assumptions used to determine the fair value of the Retained Power Operations in connection with the allocation of goodwill upon the sale of your Nuclear Operations. Provide us with quantified information describing the historical results of the retained operations that were used as a basis for your income approach. Quantify other significant assumptions, such as growth rates, terminal values and discount rates.

Note 5. Disposition of Nuclear Operations, page 62

2. Please help us better understand what your nuclear power construction business consisted of at the time of entering into an agreement with Westinghouse Electric Company LLC in October 2015 to dispose of these operations. Aside from the two nuclear projects in South Carolina and Georgia for which you had previously entered into a consortium agreement with the purchaser, please tell us whether there were any other operations associated with the nuclear power construction business. Please tell us how you determined these operations represented a business for purposes of goodwill impairment testing pursuant to ASC 350-20-40-2 and ASC 805-10-55. Please also tell us what consideration you gave to ASC 205-20-45 in regards to whether the disposal should be reflected in discontinued operations.

Note 7. Goodwill and Other Intangibles, page 64

3. During the fourth quarter of 2015, you determined that your Retained Power Operations and Oil & Gas operations now represent one reporting unit. Please help us better understand how you made this determination pursuant to ASC 350-20-35-33 through 35-38.

Form 10-Q for the Period Ended June 30, 2016

Management's Discussion and Analysis, page 26

4. During your earnings call held on July 28, 2016, it was noted that there has been a weakness in new orders. Please discuss the actual and expected impact of this trend on your results of operations as well as discuss the impact of any additional known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

5. You present certain statements of operations amounts which have been adjusted to exclude the impact of the sale of Nuclear Operations. In a similar manner to your Form 8-K filed on July 27, 2016, please identify these amounts as Non-GAAP financial measures in your Forms 10-K and 10-Q. Please also ensure that you provide all of the disclosures required by Item 10(e) of Regulation S-K.

Note 11. Commitments and Contingencies, page 21

6. For the matter related to the customer of a large cost reimbursable project, as well as the dispute related to the sale of your nuclear operations, you state that you do not believe a material risk of loss is probable and accordingly no amounts have been accrued. It is not clear whether there is a reasonable possibility that a loss may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction